Mail Stop 3561

May 2, 2008

<u>By U.S. Mail</u>

Thomas E. Skains
Chief Executive Officer
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive,
Charlotte, North Carolina 28210

>   **RE: Piedmont Natural Gas Company, Inc.**
>   **File No. 1-6196**
>   **Form 10-K for the fiscal year ended October 31, 2007**
>   **Filed on December 28, 2007**
>
>   **Forms 10-Q for the quarters ended January 31, 2007, April 30, 2007**
>   **and July 31, 2007**
>
>   **Definitive Schedule 14A**
>   **Filed January 22, 2008**

Dear Mr. Skains:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Michael Moran
                                Branch Chief Accountant